

September 23, 2013

Via E-mail
Susan D. DeVore
President, Chief Executive Officer and Director
Premier, Inc.
13034 Ballantyne Corporate Place
Charlotte, NC 28277

> **Re:** **Premier, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 16, 2013**
> **File No. 333-190828**

Dear Ms. DeVore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 78

1. Please provide to us your dilution calculations presuming the exercise in full of the underwriters' overallotment option for the calculations assuming both i) no exchange of Class B common units and ii) the exchange of one-seventh of the Class B common units.

Unaudited Pro Forma Consolidated Financial Information, page 81

Adjustment (3), page 85

2. Please provide to us your calculations supporting the amount of deferred tax assets created from your tax receivable agreement with the member owners, as well as the offsetting payable amounts pursuant to such tax receivable agreement.

Adjustment (5), page 87

3.   Please provide to us your calculations, and amend to separately disclose, the net increase in Redeemable limited partners' capital for i) the increase resulting from the use of your offering net proceeds to acquire Class A common units from Premier LP and Class B common units from PHSI, ii) the contribution of PHSI common stock in connection with your offering, and iii) the decrease resulting from your acquisition of noncontrolling interests from member owners using offering proceeds.

Principal Stockholders, page 192

4.   Please amend to also indicate herein that such table reflecting Class A common stock beneficially owned does not include awards granted under your Equity Incentive Plan to certain executive officers in connection with your offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel